07027361

ANGLO AMERICAN

Company Secretarial Department

Catherine Marshall
Companies Secretary

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8627
e-mail cmarshall@angloamerican.co.uk

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

4 October, 2007

SUPPL

SEC MAIL RECEIVED PROCESSING OCT 2007 WASH, D.C. 185 SECTION

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 - 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements on the following dates:

Sharebuyback

- 4 September – 5 October 2007

Director/PDMR interests

- SIP - 10 Sep 07
- DRIP – Baum 24 Sep 07
- J N Wallington – 2 Oct
- D Weston – 3 Oct

Other

- Anglo Platinum sutainable empowerment -
- Total Voting Rights – 1 October 07
- Anglo Platinum – D G Wanblad shares
- Anglo Gold Ashanti – share offering 1 Oct
- Anglo Gold Ashanti - share offering 2 Oct

PROCESSED
OCT 23 2007
THOMSON FINANCIAL

For and on behalf of Anglo American plc

Yours faithfully

C Marshall

Companies Secretary

Encs

10/19

K:\Min\Compsec\SEC\announce let to SEC.doc

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that, pursuant to the authority granted by shareholders at the Extraordinary General Meeting held on 25 June 2007, Anglo American plc purchased 100,000 of its ordinary shares on 4 October 2007 at prices between £31.97 and £32.82 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 19,231,518 ordinary shares in treasury, and has 1,323,678,740 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 90,656,580 ordinary shares, representing 6.85 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
5 October 2007

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that, pursuant to the authority granted by shareholders at the Extraordinary General Meeting held on 25 June 2007, Anglo American plc purchased 100,000 of its ordinary shares on 3 October 2007 at prices between £32.48 and £33.05 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 19,131,518 ordinary shares in treasury, and has 1,323,778,740 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 90,656,580 ordinary shares, representing 6.85 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
4 October 2007

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

DIRECTORS' / PDMR's INTERESTS

The Company announces that, a conditional award over 11,905 ordinary shares of US$0.54945 nominal value in the capital of the Company ("Shares") granted to Mr David Weston upon his appointment to the Company in 2006, vested on 2 October 2007.

4,881 Shares were sold at £33.100298 each to settle the tax and national insurance liability and the balance of 7,024 Shares was released to Mr Weston and sold in the market at £33.100298 per Share.

The notification of these transactions is to satisfy the Company's obligations under the Financial Services Authority Disclosure and Transparency Rules 3.1.2 to 3.1.4.

Nick Jordan
Company Secretary
3 October 2007

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that, pursuant to the authority granted by shareholders at the Extraordinary General Meeting held on 25 June 2007, Anglo American plc purchased 100,000 of its ordinary shares on 2 October 2007 at prices between £32.65 and £33.90 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 19,031,518 ordinary shares in treasury, and has 1,323,878,740 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 90,656,580 ordinary shares, representing 6.85 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
3 October 2007

ANGLO AMERICAN

News Release

1 October 2007

Anglo American announces secondary offering of ordinary shares of AngloGold Ashanti

NOT FOR RELEASE IN THE UNITED STATES
Anglo American announces secondary offering of ordinary shares of AngloGold Ashanti
Anglo American plc ("Anglo American") announces that it intends to offer for sale 61 million ordinary shares of AngloGold Ashanti Limited ("AngloGold Ashanti") in the form of ordinary shares and American Depository Shares ("ADSs") pursuant to the registration of such securities under AngloGold Ashanti's automatic shelf registration statement.

The representatives of Anglo American remaining on the AngloGold Ashanti board of directors intend to resign from AngloGold Ashanti's board of directors once Anglo American's shareholding falls below 20% of the outstanding ordinary shares. Anglo American expects that its residual position in AngloGold Ashanti will be investment accounted upon the completion of this offering. Anglo American expects the offering to represent a major step in the completion of its stated objectives for its stake in AngloGold Ashanti. Anglo American has advised AngloGold Ashanti that it currently supports its general strategy to enhance long term shareholder value. Anglo American's residual position in AngloGold Ashanti will be subject to a lock-up agreement with the joint bookrunners until 31 May 2008.

Goldman Sachs International is acting as the global coordinator for the offering and Goldman Sachs International and UBS Investment Bank are joint bookrunners for the offering. The terms of the offering are set forth in a preliminary prospectus supplement filed today with the United States Securities and Exchange Commission (the "SEC"). The prospectus supplement relating to the offering may be obtained free of charge from the SEC's web site at www.sec.gov. Copies of the preliminary prospectus supplement, when available, may be obtained from the offices of Goldman Sachs International, Peterborough Court, 133 Fleet Street, London EC4A 2BB, United Kingdom, telephone: +44 20 7774 1000 or UBS Limited, 1 Finsbury Avenue, London EC2M 2PP, United Kingdom, telephone: +44 20 7567 8000.

This release and any materials attached hereto are not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration, and any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from AngloGold Ashanti, which prospectus will contain detailed information about AngloGold Ashanti and its management as well as its financial statements.

This news release is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the United Kingdom Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the "Financial Promotion Order"), (ii) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc") of the Financial Promotion Order, (iii) are

Anglo American plc (the "Company")

Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

PDMR's Interests

The Company announces that Mr J N Wallington, a Person Discharging Managerial Responsibility ("PDMR") of the Company, sold the following Anglo American plc Ordinary shares (the "Shares") on Monday 1 October 2007:

- 1,000 Shares at a price of ZAR470.50; and
- 1,000 Shares at a price of £33.63 per Share.

Accordingly, Mr Wallington's beneficial interest in Shares has decreased by 2,000.

The notification of these transactions is to satisfy the Company's obligations under the Companies Act and the Financial Services Authority Disclosure and Transparency Rules.

N Jordan
Company Secretary
2 October 2007

ANGLO
AMERICAN

News Release

02 October 2007

Anglo American announces pricing of secondary offering of ordinary shares of AngloGold Ashanti

Anglo American plc ("Anglo American") announces that the offering of 67.1 million ordinary shares of AngloGold Ashanti Limited ("AngloGold Ashanti") in the form of ordinary shares and American Depositary Shares ("ADS") has been priced at US$44.00 per ADS (US$44.11 inclusive of uncertificated securities tax) and ZAR300.61 per ordinary share (exclusive of uncertificated securities tax). The offering, which was launched on 1 October, was increased from the earlier-announced 61 million ordinary shares. The offering is scheduled to settle on 09 October, 2007. The net proceeds to Anglo American from this offering are expected to be approximately US$2.9 billion.

After the completion of the offering Anglo American's holding in AngloGold Ashanti will be 17.3%.

Goldman Sachs International acted as the global coordinator for the offering and Goldman Sachs International and UBS Investment Bank were joint bookrunners for the offering.

A final prospectus supplement for the offering will be filed with the U.S. Securities and Exchange Commission as soon as possible. Copies of the final prospectus supplement and prospectus may be obtained from the offices of Goldman Sachs International, Peterborough Court, 133 Fleet Street, London EC4A 2BB, United Kingdom, telephone: +44 20 7774 1000 or UBS Limited, 1 Finsbury Avenue, London EC2M 2PP, United Kingdom, telephone: +44 20 7567 8000.

<u>For further information:</u>

Charles Gordon
Tel: +44 207 968 8933

Anna Poulter
Tel: +44 207 968 2155

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 968 8888 Fax 44 (0)207 968 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk
Registered office as above. Incorporated in England and Wales under the Companies Act 1985. Registered Number 3564138

Anglo American plc
Incorporated in accordance with the laws of England and Wales)
Registered number: 3564138
Registered office: 20 Carlton House Terrace London SW1Y 5AN United Kingdom

Please refer to the attached announcement by our subsidiary, Anglo Platinum Limited, regarding the dealing in securities by D G Wanblad. Mr Wanblad is a PDMR of Anglo American plc and this announcement is issued in compliance with the United Kingdom Listing Authority Disclosure and Transparency Rule 3.1.2.

"Issuer Long Name	: Anglo Platinum Limited
Instrument Alpha Code/Ticker Symbol	: AMS
ISIN	: ZAE000013181

ANGLO PLATINUM LIMITED - DEALINGS IN SECURITIES BY DIRECTORS

In compliance with 3.63 - 3.66 of the Listing requirements, the following information is disclosed:

Name of Director	:	Mr D G Wanblad
Name of Company	:	Anglo Platinum Ltd
Date of Transaction	:	28 September 2007
Share Sale Price (per share)	:	R1 068,7187
Amount of Shares	:	3 901 shares
Total Value	:	R4 169 071,65
Class of Security	:	Ordinary shares of 10 cents each
Option Strike Price	:	R80,50
Allocation Date	:	1 October 1997
Vesting Periods	:	20% after 2 years (1 October 1999) 20% after 3 years (1 October 2000) 20% after 4 years (1 October 2001) 40% after 5 years (1 October 2002) All options must be taken up within 10 years of being granted
Nature of Transaction	:	Exercise of options and sale of shares
Nature of Interest	:	Beneficial
Confirmation of Clearance in terms of paragraph 3.66	:	Confirmed"

N Jordan
Company Secretary
Anglo American plc

1 October 2007

Anglo American plc (the "Company")

Total voting rights

In accordance with the FSA's Disclosure and Transparency Rules, the Company announces that, at 6pm on 28 September 2007:

- it had 1,342,910,258 issued ordinary shares of US$0.54945 each admitted to trading. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of the Company;

- it held 18,931,518 ordinary shares in treasury. The voting rights of treasury shares are automatically suspended;

- accordingly, it had total voting rights of 1,323,978,740.

The total voting rights figure (1,323,978,740) may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Nick Jordan
Company Secretary
Anglo American plc
1 October 2007

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that, pursuant to the authority granted by shareholders at the Extraordinary General Meeting held on 25 June 2007, Anglo American plc purchased 100,000 of its ordinary shares on 28 September 2007 at prices between £32.40 and £32.90 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 18,931,518 ordinary shares in treasury, and has 1,323,978,740 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 90,656,580 ordinary shares, representing 6.85 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
1 October 2007

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 27 September 2007, an independent company purchased 963 ordinary shares of the Company at an average price of £32.12 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Extraordinary General Meeting held on 25 June 2007, Anglo American plc purchased 100,000 of its ordinary shares on 27 September 2007 at prices between £31.95 and £33.01 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 18,831,518 ordinary shares in treasury, and has 1,324,078,740 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 90,656,580 ordinary shares, representing 6.85 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
28 September 2007

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 26 September 2007, an independent company purchased 11,416 ordinary shares of the Company at prices between £31.98 and £32.06 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Extraordinary General Meeting held on 25 June 2007, Anglo American plc purchased 100,000 of its ordinary shares on 26 September 2007 at prices between £31.85 and £32.51 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 18,731,518 ordinary shares in treasury, and has 1,324,178,740 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 90,655,617 ordinary shares, representing 6.85 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
27 September 2007

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 25 September 2007, an independent company purchased 379,685 ordinary shares of the Company at prices between £31.34 and £31.97 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Extraordinary General Meeting held on 25 June 2007, Anglo American plc purchased 100,000 of its ordinary shares on 25 September 2007 at prices between £31.34 and £31.70 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 18,631,518 ordinary shares in treasury, and has 1,324,278,740 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 90,644,201 ordinary shares, representing 6.84 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
26 September 2007

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

DIRECTOR/PDMR INTERESTS

On the 21 September 2007, the Company was advised by its South African Transfer Secretaries that on 20 September the following Person Discharging Managerial Responsibility ("PDMR") of the Company acquired shares of US$0.54945 in the capital of the Company (the "Shares") at a price of R445.3298 per Share, in terms of the Company's Dividend Reinvestment Plan ("DRIP"):

- P M Baum acquired 9 Shares.

This announcement is issued in compliance with the United Kingdom Listing Authority Disclosure and Transparency Rules 3.1.2 to 3.1.4.

Nick Jordan
Company Secretary
24 September 2007

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 21 September 2007, an independent company purchased 177,804 ordinary shares of the Company at prices between £31.38 and £31.63 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 18,531,518 ordinary shares in treasury, and has 1,324,378,740 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 90,264,516 ordinary shares, representing 6.82 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
24 September 2007

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 20 September 2007, an independent company purchased 6,607 ordinary shares of the Company at an average price of £31.17 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 18,531,518 ordinary shares in treasury, and has 1,324,378,740 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 90,086,712 ordinary shares, representing 6.80 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
21 September 2007

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 19 September 2007, an independent company purchased 209,812 ordinary shares of the Company at prices between £30.39 and £30.61 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 18,531,518 ordinary shares in treasury, and has 1,324,378,740 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 90,080,105 ordinary shares, representing 6.80 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
20 September 2007

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 18 September 2007, an independent company purchased 461,071 ordinary shares of the Company at prices between £28.33 and £29.08 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Extraordinary General Meeting held on 25 June 2007, Anglo American plc purchased 100,000 of its ordinary shares on 18 September 2007 at prices between £28.17 and £29.08 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 18,531,518 ordinary shares in treasury, and has 1,324,378,740 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 89,870,293 ordinary shares, representing 6.79 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
19 September 2007

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 17 September 2007, an independent company purchased 360,000 ordinary shares of the Company at prices between £28.35 and £28.87 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Extraordinary General Meeting held on 25 June 2007, Anglo American plc purchased 100,000 of its ordinary shares on 17 September 2007 at prices between £28.23 and £28.94 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 18,431,518 ordinary shares in treasury, and has 1,324,478,740 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 89,409,222 ordinary shares, representing 6.75 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
18 September 2007

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 14 September 2007, an independent company purchased 438,498 ordinary shares of the Company at prices between £28.41 and £29.14 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Extraordinary General Meeting held on 25 June 2007, Anglo American plc purchased 100,000 of its ordinary shares on 14 September 2007 at prices between £28.30 and £29.05 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 18,331,518 ordinary shares in treasury, and has 1,324,578,740 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 89,049,222 ordinary shares, representing 6.72 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary
Anglo American plc
17 September 2007

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 13 September 2007, an independent company purchased 442,228 ordinary shares of the Company at prices between £28.02 and £29.17 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Extraordinary General Meeting held on 25 June 2007, Anglo American plc purchased 100,000 of its ordinary shares on 13 September 2007 at prices between £27.99 and £29.17 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 18,231,518 ordinary shares in treasury, and has 1,324,678,740 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 88,610,724 ordinary shares, representing 6.69 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary
Anglo American plc
14 September 2007

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 12 September 2007, an independent company purchased 329,604 ordinary shares of the Company at prices between £27.57 and £28.41 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Extraordinary General Meeting held on 25 June 2007, Anglo American plc purchased 100,000 of its ordinary shares on 12 September 2007 at prices between £27.54 and £28.47 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 18,131,518 ordinary shares in treasury, and has 1,324,778,740 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 88,168,496 ordinary shares, representing 6.66 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
13 September 2007

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 11 September 2007, an independent company purchased 358,839 ordinary shares of the Company at prices between £27.31 and £28.00 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Extraordinary General Meeting held on 25 June 2007, Anglo American plc purchased 100,000 of its ordinary shares on 11 September 2007 at prices between £27.30 and £28.02 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 18,031,518 ordinary shares in treasury, and has 1,324,878,740 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 87,838,892 ordinary shares, representing 6.63 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
12 September 2007

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 10 September 2007, an independent company purchased 530,358 ordinary shares of the Company at prices between £27.26 and £28.14 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Extraordinary General Meeting held on 25 June 2007, Anglo American plc purchased 100,000 of its ordinary shares on 10 September 2007 at prices between £27.10 and £28.08 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 17,931,518 ordinary shares in treasury, and has 1,324,978,740 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 87,480,053 ordinary shares, representing 6.60 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
11 September 2007

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

Anglo American Share Incentive Plan – SIP

The SIP is an Inland Revenue approved trust arrangement, operated through Halifax plc, under which employees are able to buy ordinary shares in the Company of US$0.54945 each ("ordinary shares"), using monthly deductions from salary, and are allocated an equivalent number of free ordinary shares ("matching shares"). Both the purchased shares and the matching shares are held in the SIP trust. The matching shares are acquired by the SIP Trust and allocated to the relevant employees. During the short period of time between acquisition and allocation, the executive directors of the Company are deemed to be interested in those shares.

The Company announces that the following transactions took place in relation to the SIP on Friday 7 September 2007:

1. 6,711 Shares were allocated to employee participants as matching shares.

2. The following executive director / persons discharging managerial responsibility ("PDMR") of the Company each acquired the undernoted ordinary shares at a price of £29.40 and were allocated an equal number of matching shares, free of charge:

B R Beamish	(PDMR)	5 shares
C B Carroll	(director)	4 shares
R J King	(PDMR)	5 shares
R Médori	(director)	5 shares
D Weston	(PDMR)	4 shares

The notification of these transactions is to satisfy the Company's obligations under the Financial Services Authority Disclosure and Transparency Rules 3.1.2 to 3.1.4.

Andy Hodges
Deputy Secretary
10 September 2007

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 7 September 2007, an independent company purchased 438,852 ordinary shares of the Company at prices between £28.00 and £29.51 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Extraordinary General Meeting held on 25 June 2007, Anglo American plc purchased 100,000 of its ordinary shares on 7 September 2007 at prices between £27.80 and £29.65 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 17,831,518 ordinary shares in treasury, and has 1,325,078,740 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 86,949,695 ordinary shares, representing 6.56 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
10 September 2007

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 6 September 2007, an independent company purchased 478,219 ordinary shares of the Company at prices between £28.49 and £29.35 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Extraordinary General Meeting held on 25 June 2007, Anglo American plc purchased 100,000 of its ordinary shares on 6 September 2007 at prices between £28.37 and £29.37 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 17,731,518 ordinary shares in treasury, and has 1,325,178,740 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 86,510,843 ordinary shares, representing 6.53 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
7 September 2007

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 5 September 2007, an independent company purchased 584,916 ordinary shares of the Company at prices between £28.45 and £29.17 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Extraordinary General Meeting held on 25 June 2007, Anglo American plc purchased 100,000 of its ordinary shares on 5 September 2007 at prices between £28.39 and £29.26 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 17,631,518 ordinary shares in treasury, and has 1,325,278,740 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 86,032,624 ordinary shares, representing 6.49 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary
Anglo American plc
6 September 2007

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 4 September 2007, an independent company purchased 328,139 ordinary shares of the Company at prices between £28.03 and £28.61 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Extraordinary General Meeting held on 25 June 2007, Anglo American plc purchased 100,000 of its ordinary shares on 4 September 2007 at prices between £28.05 and £28.78 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 17,531,518 ordinary shares in treasury, and has 1,325,378,740 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 85,447,708 ordinary shares, representing 6.45 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
5 September 2007

ANGLO
AMERICAN

News Release

4 September 2007

Anglo American plc notification:

Anglo American plc wishes to draw your attention to the following announcement issued today by Anglo Platinum Limited:

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 968 8888 Fax 44 (0)207 968 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

Anglo Platinum acting joint CEO, Norman Mbazima said of the transaction: "These transactions illustrate Anglo Platinum and Anglo American's commitment to broad-based BEE as a strategic transformation initiative. We believe that the creation of two major HDSA managed and controlled participants within the global platinum industry fundamentally enhances BEE and the equitable transformation of the mining industry."

He continued: "We have sold a portfolio of quality, long life assets and created two global PGM participants with critical mass and significant growth potential. We are also pleased with the breadth of the broad-based component of our empowerment efforts. The staff employee scheme and the participation of women's groups and community groupings will add to the investment in Anglo Platinum's social and labour plans as part of its broad-based transformation strategy."

Tumelo Motsisi, Deputy CEO and Managing Director of Anooraq Resources, said: "This transaction accomplishes two of our original objectives. It immediately transforms Anooraq into a significant PGM producer and fulfils Anooraq's and Pelawan's stated objective of creating an HDSA controlled, independent and significant PGM producer. Anooraq's reserves and resources will increase significantly such that we will now control the third largest PGM resource base in South Africa."

"Lebowa is an excellent asset to add to our stable. It has attractive grades, established water, power and road infrastructure and an approved expansion in place to double existing production by 2012 as well as a number of other exciting growth opportunities."

"Upon implementation of the transaction control of the operations at our platinum projects and Lebowa will pass to Anooraq. This will allow us to evaluate our project pipeline and develop the assets in accordance with Anooraq's timetable. We will also be in a position to strengthen our technical capacity through our enhanced relationship with Anglo Platinum."

Lazarus Zim, Executive Chairman of Mvela Resources and Afripalm Resources, said: "Today is a great day for South Africa. When we announced our investment in Mvela Resources we made it clear that our ultimate strategy was about building an operating diversified mining company. This transaction has enabled us to realise an important step in the delivery of that strategy. We fully believe that this is a sustainable, meaningful and substantial transaction and a great deal for independent empowerment mining."

"These transactions have considerable social impact and achieve significant empowerment of local communities by introducing them as shareholders. Afripalm has already set aside 10% of its shares for women and has committed to transfer 51% of its subsidiary, Afripalm 2, to broad-based groups representing at least 5,000 women."

through Unipalm Investment Holdings Limited, which is a 15% shareholder in Afripalm Resources, and trusts, representing broad-based women, employees and communities, which own a further 30% in Afripalm Resources. Unipalm is a national broad-based empowerment group representing more than 30, 000 broad-based HDSAs.

Since its inception in 2001, Mvela Resources has acquired significant investments in the South African gold, platinum and diamond sectors, as well as exploration and development joint ventures in sub-Saharan Africa, with a focus on South Africa. Listed investments include a 21.8% interest in Northam and a fully diluted 20.7% interest in Trans Hex Group Limited ("Trans Hex"). Mvela Resources, through its wholly-owned subsidiary Mvela Gold, holds a 15% interest in Gold Fields Mining South Africa (Proprietary) Limited, an unlisted subsidiary of Gold Fields Limited which houses Gold Fields' South African operations including the Driefontein, Kloof, Beatrix and South Deep mines. Exploration and development joint ventures have been established with global mining groups such as De Beers Consolidated Mines Limited, Trans Hex and Lonmin plc.

Anooraq Resources

Anooraq is engaged in the exploration and development of PGM properties in the Bushveld Complex and has a long-term objective of becoming a significant PGM producer in South Africa through organic and acquisitive growth. Its assets include 50% interests in the Ga-Phasha, Boikgantsho and Kwanda JV Projects.

Anooraq is incorporated in the Province of British Columbia, Canada and is 64.6% owned and controlled by Pelawan, which also holds 167 million Anooraq warrants. Anooraq has a primary listing on the Toronto Venture Exchange with secondary listings on the American Stock Exchange and the JSE Limited.

Pelawan's shareholder base comprises 15 broad-based BEE entities, including women investment groups, which account for approximately 42% of Pelawan, cultural trusts and Limpopo-based rural groups within the proximity of Anooraq's operations. Anooraq is one of the leading mining companies committed to women ownership in the mining sector. Women's interests include Mookodi Trading, Africa Without Boundaries Mining and Leswika Women's Investments. Each of these women's groups is committed to the advancement of women's interests and provide a meaningful contribution to Pelawan at board level.

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 3 September 2007, an independent company purchased 161,255 ordinary shares of the Company at prices between £28.05 and £28.47 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Extraordinary General Meeting held on 25 June 2007, Anglo American plc purchased 100,000 of its ordinary shares on 3 September 2007 at prices between £28.32 and £28.57 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 17,431,518 ordinary shares in treasury, and has 1,325,478,740 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 85,119,569 ordinary shares, representing 6.42 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
4 September 2007

END